

Mail Stop 3233

April 20, 2018

<u>Via E-Mail</u>
Eleazar Rivera
President
Alpha Network Alliance Ventures Inc.
11801 Pierce St., 2nd Floor
Riverside, California 92505

> **Re: Alpha Network Alliance Ventures Inc.**
> **Registration Statement on Form S-1**
> **Filed April 4, 2018**
> **File No. 333-224132**

Dear Mr. Rivera:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your financial statements for the most recently completed fiscal year.

<u>Prospectus Cover Page</u>

2. You state that your affiliates Mr. Rivera and Mr. Tan may be deemed underwriters and will sell shares of common stock at prevailing market prices or privately negotiated prices. Since Messrs. Rivera and Tan may be offering securities on your behalf, it appears you may be conducting an indirect primary offering. In order to conduct a primary at-the-market offering, you must be eligible to use Form S-3 and come within Rule 415(a)(4). Please revise your offering to include a fixed price or a price range.

Description of Business

Products, page 25

3.   We note that you have entered into a non-binding, undated Memorandum of
        Understanding to acquire 70% of WellnessPro. Please clarify if this acquisition, or any
        other acquisition, is currently deemed to be probable. If so, please provide to us
        management's analysis regarding the need to provide financial statements for any
        probable acquisitions. In addition, please expand your disclosure regarding the
        memorandum.

Executive Compensation, page 34

4.   Please revise your executive compensation table to include all compensation described in
        your description of employment agreements on page 35.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kevin Woody,
Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the
financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202)
551-7150 or me at (202) 551-3655 with any other questions.

                                                Sincerely,

                                                /s/ Sonia Gupta Barros

                                                Sonia Gupta Barros
                                                Assistant Director
                                                Office of Real Estate and
                                                Commodities

cc: Thomas Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC